UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

March 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-11 March 23, 2005

DESCRIPTION:

Queenstake Closes Cdn $30,000,000 Equity Financing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date March 23, 2005

By                         "Dorian L. Nicol"" (signed)

                                        (Signature)

Dorian L. Nicol, President & CEO

News Release 2005-11

March 23, 2005

TSX – QRL; AMEX – QEE  – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE CLOSES Cdn$30,000,000 EQUITY FINANCING

Denver, Colorado – March 23, 2005 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE (“Queenstake”) announces that pursuant to a final short form prospectus dated March 11, 2005, it has successfully closed its equity financing at the maximum offering amount of  Cdn$20 million (the “Offering”) through a syndicate of agents.  In addition the Agents also confirm the exercise of their over-allotment option, bringing the total gross proceeds to Cdn$30 million.  The total Offering consisted of 100 million units (the “Units”) with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn$0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn$0.40 for a period of 24 months. If at any time after six months from the closing of this Offering, the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn$0.52 or more per Common Share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The agents received a 5% commission on the gross proceeds of the offering.

Queenstake has previously forecasted that estimated gold production in 2005 will be 275,000 ounces.  It is expected to remain the 6th largest gold producer in the United States, with all of its operating cost expressed exclusively in United States dollars.

The net proceeds of the offering will be used to fund Queenstake’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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